Exhibit 99

6 February 2007

Corus Group plc

SECTION 198 COMPANIES ACT 1985 - DISCLOSURE OF INTEREST IN SHARES Corus Group plc received notification on 5 February 2007 from UBS Investment Bank pursuant to Section 198 of the Companies Act 1985, that on 2 February 2007 UBS AG London Branch, had an interest in 61,370,360 ordinary shares of Corus Group plc’s issued share capital representing 6.61%.

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